EXHIBIT 20.1

Jim Joseph
Media Relations
(606) 232-2249
jmjoseph@lexmark.com

Kurt Braun
Investor Relations
(606) 232-5108
braun@lexmark.com



LEXMARK INTERNATIONAL ANNOUNCES
AGREEMENT TO REPURCHASE THREE
MILLION SHARES


LEXINGTON,  Ky., October 21, 1997 -- Lexmark  International  Group,  Inc. (NYSE:
LXK) today announced that it has entered into an agreement to repurchase 3 million shares of its Class A common stock at a price per share equal to the lower of (x) $34.8125 (the closing price of the stock on the New York Stock Exchange on October 20, 1997, which was the date the company issued its third-quarter 1997 earnings release) and (y) the net proceeds to be received by selling stockholders in connection with a proposed secondary offering by such stockholders of up to 13.8 million shares of the company's Class A common stock. The company will repurchase the shares from The Clayton & Dubilier Private Equity Fund IV Limited Partnership and certain of the other stockholders participating in the offering. The 3 million shares being repurchased by the company are in addition to the shares being sold by the selling stockholders in the proposed secondary offering. The aggregate purchase price to the company for the shares will not exceed approximately $105 million and will be financed with borrowings under the company's credit agreement. After giving effect to this repurchase, the company's debt to total capital ratio will be within the company's target range of 30 to 40 percent. The repurchase is contingent upon consummation of the offering, and the repurchased shares will be held in treasury for future use.

The company's board of directors previously authorized the repurchase of up to an aggregate of $200 million of the company's Class A common stock (of which approximately $86 million had been utilized), and today the finance and audit committee of the board, which is comprised solely of independent directors, approved this repurchase.

Lexmark International Group, Inc. is the parent company of Lexmark International, Inc., a global developer, manufacturer and supplier of printer solutions and products, including laser, inkjet and dot matrix printers and associated consumable supplies for the office and home markets. Lexmark, which had sales of $2.4 billion in 1996, has executive offices and its largest manufacturing center in Lexington, Ky.; other manufacturing centers are Boulder, Colo.; Juarez, Mexico; Rosyth, Scotland; Orleans, France and Sydney, Australia.


Lexmark is a trademark of Lexmark International, Inc., registered in the U.S. and other countries.